Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-231801

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated June 24, 2019 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel & Corporate Secretary of First Mining Gold Corp. at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 24, 2019, FOR ALL PROVINCES OF CANADA)

New Issue	August 19, 2019

FIRST MINING GOLD CORP.

Up to $15,000,000
Common Shares

This prospectus supplement (the "Prospectus Supplement") of First Mining Gold Corp. (the "Company"), together with the accompanying short form base shelf prospectus dated June 24, 2019 to which it relates (the "Prospectus"), qualifies the distribution of common shares of the Company (the "Common Shares" and each Common Share being qualified hereunder, an "Offered Share") having an aggregate sale price of up to $15,000,000 (the "Offering") in each of the provinces of Canada. The Company has entered into an equity distribution agreement dated August 19, 2019 (the "Equity Distribution Agreement") with Cantor Fitzgerald Canada Corporation (the "Agent") pursuant to which the Company may distribute Offered Shares from time to time through the Agent, as agent for the distribution of the Offered Shares, in accordance with the terms of the Equity Distribution Agreement. See "Plan of Distribution".

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "FF". The closing price of the Common Shares on the TSX on August 16, 2019, the last trading day completed prior to the Prospectus Supplement, was $0.275. The Company has applied to list the Offered Shares qualified by the Prospectus Supplement. The listing of the Offered Shares will be subject to the Company fulfilling all the listing requirements of the TSX.

An investment in the Offered Shares is speculative and involves a high degree of risk. The risk factors identified in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein should be carefully reviewed and evaluated by prospective purchasers before purchasing the Offered Shares. See "Risk Factors" in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. Such consequences for investors are not discussed herein. Prospective investors are encouraged to consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws or securities laws of other relevant jurisdictions may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company's officers and directors are residents of Canada, and that a substantial portion of the Company's assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY CANADIAN SECURITIES REGULATOR NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company has not authorized any other person to provide prospective purchasers with different information. The Company is not offering the securities in any jurisdiction in which the Offering is not permitted.

Sales of Offered Shares, if any, under this Prospectus Supplement are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions ("NI 44-102"), including sales made directly on the TSX or any other recognized "marketplace" within the meaning of National Instrument 21-101 – Marketplace Operation (each, a "Marketplace") in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale or at prices to be negotiated with purchasers of such Offered Shares at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See "Plan of Distribution".

The Company will pay the Agent compensation for its services in acting as agent in the sale of Offered Shares under the terms of the Equity Distribution Agreement. The Company will pay the Agent compensation equal to 3% of the gross proceeds realized from the sale of Offered Shares under the Equity Distribution Agreement. The Company has agreed to reimburse the Agent for certain of its expenses. See "Plan of Distribution".

No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Dr. Christopher Osterman and Mr. Keith Neumeyer are directors of the Company who reside outside of Canada, and each has appointed Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company's head office address is Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, and its registered office is located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

TABLE OF CONTENTS - PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT	S-5
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	S-5
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	S-6
MEANING OF CERTAIN REFERENCES	S-7
DOCUMENTS INCORPORATED BY REFERENCE	S-7
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-8
SUMMARY OF THE BUSINESS	S-9
RISK FACTORS	S-9
CONSOLIDATED CAPITALIZATION	S-11
USE OF PROCEEDS	S-11
PRIOR SALES	S-12
TRADING PRICE AND VOLUME	S-13
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	S-13
PLAN OF DISTRIBUTION	S-14
EXEMPTIONS	S-15
LEGAL MATTERS	S-15
AUDITOR, TRANSFER AGENT AND REGISTRAR	S-15
WHERE YOU CAN FIND ADDITIONAL INFORMATION	S-15

TABLE OF CONTENTS – SHORT FORM BASE SHELF PROSPECTUS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	5
CAUTIONARY NOTE TO US INVESTORS	6
FINANCIAL INFORMATION	6
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	6
DOCUMENTS INCORPORATED BY REFERENCE	6
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8
AVAILABLE INFORMATION	8
SUMMARY OF THE BUSINESS	9
USE OF PROCEEDS	9
CONSOLIDATED CAPITALIZATION OF THE COMPANY	10
PLAN OF DISTRIBUTION	10
DESCRIPTION OF SECURITIES	11
PRIOR SALES	14
TRADING PRICE AND VOLUME	15
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	15
RISK FACTORS	15
EXEMPTION FROM NATIONAL INSTRUMENT 44-102	16
LEGAL MATTERS	16
INTERESTS OF EXPERTS	17
AUDITOR, TRANSFER AGENT AND REGISTRAR	18
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	18
CONTRACTUAL RIGHTS OF RESCISSION	18
GLOSSARY OF MINING TERMS	19

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus in connection with the issue and sale of the Offered Shares. Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus in connection with the purchase of the Offered Shares. Information in this Prospectus Supplement updates and modifies the information in the Prospectus and information incorporated by reference therein. Prospective purchasers should assume that the information appearing in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, financial performance and prospects may have changed since those dates.

The address of the Company's website is www.firstmininggold.com. Information contained on the Company's website does not form part of this Prospectus Supplement or the Prospectus nor is it incorporated by reference herein or therein. Prospective purchasers should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Prospectus.

Market data and certain industry forecasts used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company's annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS as issued by the IASB.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein include, but are not limited to statements in respect of: termination of the Offering upon the maximum amount of sales of Offered Shares being completed thereunder; sales of Offered Shares; the use of net proceeds of the Offering; the Company's intention to complete the Offering on the terms and conditions described herein; the listing of the Offered Shares on the TSX; the anticipated effect of the Offering on the performance of the Company; future acquisitions of mineral properties; the Company’s objective of becoming a mid-tier gold producer; the Company’s strategy of de-risking material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities; the Company’s plan to retain a residual interest in projects in the form of royalties, metal streams, minority interests or equity positions; statements relating to the Company’s vision and strategy; the Company’s intention to eventually pay a dividend to its shareholders; the Company's intention to utilize its management team's expertise to successfully permit and construct producing mines at its material assets; statements relating to the criteria the Company will use when assessing potential acquisitions; the Company’s belief that they will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge; statements regarding the Company's intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and production; the Company’s ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; the Company’s belief that the policies and procedures implemented by the executive management team of the Company provide a safe working environment for all of its employees, consultants, contractors and stakeholders; statements regarding shifts in gold demand; the Company’s intention to continue to make expenditures to ensure compliance with applicable laws and regulations; the Company’s ability to work with the various Indigenous communities in relation to the development of the Company’s projects; the Company’s intention to construct a low-profile, resource access road to connect the Hope Brook Project to the Burgeo Highway or Highway 480; the Company’s intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company’s operations; statements regarding potential increases in the ultimate recovery of gold and silver from its properties, including the Springpole Project; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company’s non-material properties; the Company's intention to complete an updated preliminary economic assessment for the Springpole Project; the Company's intention to advance the permitting process at the Springpole Project, including the proposed submission of an environmental impact statement and the timing of such submission; the Company's intention to continue step-out drilling of the Miller prospect at the Goldlund Project and the goal of establishing an initial resource estimate for such prospect; and the Company’s mineral reserve and mineral resource estimates.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Prospective investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: exploration, development and production risks; operational hazards; global financial conditions; commodity price fluctuations; availability of capital and financing on acceptable terms; the Company’s lack of history of commercially producing metals from mineral exploration properties; the Company’s mineral reserve and resource estimates may not be reliable, or the Company may encounter unexpected or challenging geological, hydrological or mining conditions; the Company’s exploration plans may be delayed or may not succeed; the Company may not be able to obtain or maintain necessary permits or approvals from government authorities; the Company may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays; there may be defects in, or challenges to, title to the Company’s properties; the Company may lose its interest in certain projects if it fails to make certain required payments or minimum expenditures; the Company may be unable to enforce their legal rights under their existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome; accidents or equipment breakdowns may occur; cyclical nature of the mining industry; there may be changes to government regulations or policies, including tax and trade laws and policies; the Company may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates; the Company’s estimates of production, purchases, costs, decommissioning or reclamation expenses, or their tax expense estimates, may prove to be inaccurate; natural phenomena, including inclement weather, fire, flood and earthquakes may occur and impact the Company’s operations; the Company’s operations may be disrupted due to problems with its own or customer facilities, the unavailability of reagents or equipment, equipment failure, lack of tailings capacity, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk; future sales by existing shareholders could reduce the market price of the Common Shares, volatility in securities markets and volatility in mineral prices; the Company’s broad discretion relating to the use of proceeds raised hereunder; the absence of a market through which the Securities, other than the Common Shares, may be sold, and additional factors described under the heading "Risk Factors" in this Prospectus Supplement and the Prospectus, under the heading "Risks That Can Affect Our Business" in the Company’s annual information form for the year ended December 31, 2018 and under the section "Risks and Uncertainties" in the Company’s management discussion and analysis for the year ended December 31, 2018.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus Supplement of the Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement of the Prospectus, as applicable. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING
PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of Proven and Probable Mineral Reserves ("Mineral Reserves" or "Reserves") used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See "National Instrument 43-101 Definitions" in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

MEANING OF CERTAIN REFERENCES

For simplicity, the Company uses terms in this Prospectus Supplement to refer to the investments and operations of the Company and its direct and indirect subsidiaries as a whole. Accordingly, in this Prospectus Supplement, unless the context otherwise requires, the "Company" is referring to First Mining Gold Corp. and its direct and indirect subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada (the "Qualifying Jurisdictions"). Copies of the documents incorporated herein by reference or a copy of the Company's permanent information record may be obtained on request without charge from the Company's General Counsel & Corporate Secretary at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, or by accessing the disclosure documents available electronically in Canada on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. The filings of the Company through SEDAR are not incorporated by reference in this Prospectus Supplement or the Prospectus except as specifically set out herein.

As at the date hereof, the following documents of the Company, filed with the securities commissions or similar authorities in the Qualifying Jurisdictions, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

(a)
the annual information form of the Company dated March 29, 2019 for the year ended December 31, 2018, filed on SEDAR on April 1, 2019 (the "Annual Information Form");

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the independent auditor's report thereon, filed on SEDAR on April 1, 2019;

(c)
the management's discussion and analysis of the Company for the year ended December 31, 2018, filed on SEDAR on April 1, 2019;

(d)
the unaudited condensed interim consolidated financial statements of the Company as at and for the period ended June 30, 2019 and June 30, 2018, together with the notes thereto, filed on SEDAR on August 9, 2019 (the "Interim Financial Statements");

(e)
the management's discussion and analysis of the Company for the period ended June 30, 2019, filed on SEDAR on August 9, 2019 (the "Interim MD&A");

(f)
the management information circular of the Company dated May 15, 2019 distributed in connection with the Company's annual general meeting of shareholders held on June 25, 2019, filed on SEDAR on May 17, 2019; and

(g)
the material change report of the Company dated May 24, 2019 in connection with the closing of a non-brokered private placement offering by the Company (the "Private Placement"), filed on SEDAR on May 24, 2019.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required to be incorporated by reference in a short form prospectus by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, pursuant to the ATM Decision (as defined herein), if the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be able to be obtained under the Company's profile on SEDAR at www.sedar.com. The Company will not use a Designated News Release to update information in this Prospectus Supplement and the Prospectus in the event of a “material change” (as such term is defined under applicable Canadian securities laws).

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement and the Prospectus.

The Company has not provided or otherwise authorized any other person to provide the prospective purchasers with information other than as contained or incorporated by reference in this Prospectus Supplement or the Prospectus. If prospective purchasers are provided with different or inconsistent information, they should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the Prospectus under "Documents Incorporated by Reference" and in the Prospectus under the heading “Documents Filed as Part of the Registration Statement”, the Equity Distribution Agreement described in this Prospectus Supplement will be filed with the SEC and will form part of the registration statement of which this Prospectus Supplement forms a part.

SUMMARY OF THE BUSINESS

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company's vision is to advance its material assets towards a construction decision and, ultimately, to production, while continuing to assess mineral asset acquisition targets on an ongoing basis.

Since initially listing on the TSX Venture Exchange in April 2015, and on the TSX in June 2017, the Company has completed eight acquisitions and, as a result, has accumulated approximately 7.4 million ounces of gold Measured and Indicated Mineral Resources and approximately 3.8 million ounces of gold Inferred Mineral Resources in central and eastern Canada. The following table highlights the Company's material projects:

Date Acquired	Project	Location

November 13, 2015	Springpole Gold Project	Northern Ontario, Canada
June 16, 2016	Goldlund Gold Project	Northern Ontario, Canada
June 9, 2016	Cameron Gold Project	Northern Ontario, Canada
November 16, 2015	Pickle Crow Gold Project	Northern Ontario, Canada
July 7, 2015	Hope Brook Gold Project	Newfoundland, Canada

More information regarding the business of the Company can be found in the Company's most recent annual information form and other documents which are incorporated herein by reference. See "Documents Incorporated by Reference".

Recent Developments

On June 24, 2019, the Company announced the commencement of a drill program at the Goldlund Gold Project. The initial work program is planned to include 3,000 metres of step-out drilling, consisting of 14 drill holes and is designed to test a total strike length of up to 900 metres, along 50 metre to 200 metre centres.

On June 25, 2019, the Company announced the results of its annual general meeting of shareholders confirming the approval of the Company's share-based compensation plan, the re-appointment of PricewaterhouseCoopers LLP as auditor of the Company and the election of each of Keith Neumeyer, Michel Bouchard, Christopher Osterman, Raymond Polman, David Shaw and Daniel Wilton as directors of the Company.

RISK FACTORS

Investing in the Offered Shares involves a high degree of risk. The Offered Shares should be considered a speculative investment due to the high-risk nature of the Company's business. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, prospective purchasers should carefully consider the risks described under the "Risk Factors" section of this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference before purchasing any Offered Shares. If any such risks actually occur, the Company's business, financial condition, financial performance and prospects could materially suffer. As a result, the trading price of the Company's securities, including the Common Shares, could decline, and purchasers might lose all or part of their investment. The risks set out in this Prospectus Supplement and the Prospectus are not the only risks that the Company faces; risks and uncertainties not currently known to it or that it currently deems to be immaterial may also materially and adversely affect its business, financial condition, financial performance and prospects. Prospective purchasers should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Prospectus, including under the heading "Risks That Can Effect Our Business" in the Annual Information Form.

Net Proceeds to the Company from the Offering

There is no certainty that $15,000,000 will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Number of Offered Shares to be Offered

The Offered Shares will be sold by the Agent at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Offered Shares that may be sold under the Offering. If the prevailing market price for the Common Shares declines, then the Company will be able to issue more Offered Shares under the Offering and investors may suffer greater dilution.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at prices lower than their initial offering prices depending on the market and other factors including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

Public Markets and Share Prices

The market price of the Offered Shares that become listed and posted for trading on the TSX or any other stock exchange could be subject to significant fluctuations in response to variations in the Company's financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Offered Shares that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Offered Shares that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Offered Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share. Moreover, this Prospectus Supplement and the Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company's issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The Company has Broad Discretion in the Use of the Net Proceeds from the Offering and May Use Them in Ways Other than as Described Herein.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from the Offering, if any.

CONSOLIDATED CAPITALIZATION

The following table summarizes the consolidated capitalization of the Company as at the date of the Company's Interim Financial Statements:

Description	Authorized	Outstanding as at June 30, 2019
Common Shares	Unlimited	584,221,888
Warrants	N/A	32,748,038
Stock Options	Limited(1)	47,902,500
___________
Notes:
(1)
Pursuant to the Company's share-based compensation plan (the "Plan") approved by shareholders of the Company on June 25, 2019, the Company may grant that number of incentive stock options that, together with any other awards outstanding under the Plan, is equal to 10% of the Common Shares then outstanding.

There have been no material changes to the share and loan capital of the Company on a consolidated basis since June 30, 2019 other than: (i) 137,500 stock options of the Company expired; (ii) 16,875,000 Warrants issued at an exercise price of $1.10 expired; and (iii) 40 Warrants issued at an exercise price of $0.20 expired.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Equity Distribution Agreement and the expenses of the distribution.

The Company currently intends to use the net proceeds from the Offering, if any, to fund the ongoing exploration, evaluation, permitting and development of its gold projects in Canada, working capital and for general corporate purposes.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in the Company's business operations or unforeseen events, including those listed under the "Risk Factors" section of this Prospectus Supplement and the Prospectus. For example, the Company had negative operating cash flow for the fiscal year ended December 31, 2018 and the six-month period ended June 30, 2019. The Company's cash and cash equivalents total approximately $7.1 million as at August 19, 2019. To the extent the Company has negative cash flows in future periods, the Company may use a portion of its general working capital to fund such negative cash flow. Prospective purchasers are cautioned that, notwithstanding the Company's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company's best interests.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Weighted Average Price Per Common Share($)	Aggregate Number of Common Shares

November 13, 2018 (1)	$0.2000	100,000
November 27, 2018 (1)	$0.1800	274,000
April 2, 2019 (2)	$0.2000	214,200
May 16, 2019 (3)	$0.2700(4)	20,412,995
May 16, 2019 (3)	$0.3599(5)	5,277,777
TOTAL		26,750,272
___________
Notes:
(2)
Issued pursuant to the exercise of incentive stock options.
(3)
Issued pursuant to the exercise of Warrants.
(4)
Issued pursuant to the Private Placement.
(5)
Denotes the price per unit (each, a "Unit") issued pursuant to the Private Placement. Each Unit consisted of one Common Share and one-half of one Warrant entitling the holder to acquire one Common Share at a price of $0.40 until May 16, 2022.
(6)
Denotes the price allocated to the flow-through common shares of the Company (each a "FT Share") issued as part of flow-through units (each a "FT Unit") sold at a price of $0.36 per FT Unit pursuant to the Private Placement. Each FT Unit consisted of one FT Share and one-half of one Warrant entitling the holder to acquire one Common Share at a price of $0.40 until May 16, 2022.

Warrants

The following table summarizes details of the common share purchase warrants ("Warrants") issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Number of Warrants Issued	Exercise Price	Expiry Date
May 16, 2019(1)	12,845,386	$0.40	May 16, 2022
___________
Notes:
(1)
Issued pursuant to the Private Placement.

As of the date hereof, there are 15,872,998 Warrants of the Company outstanding.

Stock Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date
October 16, 2018	1,400,000	$0.40	October 16, 2023
December 10, 2018	12,075,000	$0.40	December 10, 2023
January 7, 2019	5,000,000	$0.40	January 7, 2024
April 1, 2019	750,000	$0.40	April 1, 2024
April 29, 2019	2,000,000	$0.40	April 29, 2024

As of the date hereof, there are 47,765,000 stock options of the Company outstanding.

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol "FF". On August 16, 2019, the last trading day completed prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $0.275. The price range and trading volume of the Common Shares for each month from August 2018 to August 2019, as reported by the TSX, are set out below:

Month	High	Low	Total Volume
August 1 – 16, 2019	$0.310	$0.270	9,399,672
July 2019	$0.325	$0.225	22,412,300
June 2019	$0.275	$0.205	63,691,400
May 2019	$0.320	$0.250	8,671,170
April 2019	$0.360	$0.270	5,908,800
March 2019	$0.410	$0.310	9,068,200
February 2019	$0.390	$0.325	5,622,000
January 2019	$0.395	$0.310	19,972,000
December 2018	$0.265	$0.210	16,631,200
November 2018	$0.300	$0.255	8,843,500
October 2018	$0.385	$0.285	10,143,800
September 2018	$0.370	$0.330	12,576,200
August 2018	$0.435	$0.345	11,097,300

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized capital of the Company consists of an unlimited number of Common Shares. As at June 30, 2019, there were 584,221,888 Common Shares issued and outstanding. As at the date of this Prospectus Supplement, there were 584,221,888 Common Shares issued and outstanding.

The Offered Shares have all of the characteristics, rights and restrictions of the Common Shares. The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the Company's shareholders and to one vote in respect of each Common Share held at the record date for each such meeting. The holders of Common Shares are entitled, at the discretion of the board of directors of the Company, to receive out of any or all of the Company's profits or surplus properly available for the payment of dividends, any dividend declared by the board of directors of the Company and payable by the Company on the Common Shares. The holders of Common Shares will participate pro rata in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company's securities issued and outstanding at such time ranking in priority to the Common Shares upon the liquidation, dissolution or winding-up of the Company. Common Shares are issued only as fully paid and are non-assessable.

PLAN OF DISTRIBUTION

The Company has entered into the Equity Distribution Agreement with the Agent pursuant to which the Company may distribute Offered Shares from time to time, having an aggregate sale price of up to $15,000,000 in each of the provinces of Canada, through the Agent, as agent for the distribution of the Offered Shares, in accordance with the terms of the Equity Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market" distributions as defined in NI 44-102, including sales made directly on the TSX or any other Marketplace. Subject to the terms and conditions of the Equity Distribution Agreement and upon instructions from the Company, the Agent will use its commercially reasonable efforts, consistent with its normal trading and sales practices, applicable laws, the terms of the ATM Decision (as defined below) and the applicable rules of the TSX and any other Marketplace, to sell Offered Shares in accordance with the parameters specified by the Company. No offers or sales will be made pursuant to this Prospectus Supplement in the United States or on any United States securities exchange or inter-dealer quotation system. The Offered Shares will be distributed at market prices prevailing at the time of the sale or at prices to be negotiated with purchasers of the Offered Shares at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all.

The Company will instruct the Agent as to the number of Offered Shares to be sold by the Agent from time to time by delivering to the Agent a notice (a "Placement Notice") that requests that the Agent sell up to a specified dollar amount or a specified number of Offered Shares and specifies any parameters in accordance with which the Company requires that the Offered Shares be sold. The parameters set forth in the Placement Notice may not conflict with the provisions of the Equity Distribution Agreement. Under the ATM Decision, the number of Offered Shares sold pursuant to an at-the-market distribution on any trading day will not exceed 25% of the total trading volume of the Common Shares on the TSX and on any other Marketplace on that day. The aggregate market value of all Offered Shares sold in at-the-market distributions under the Equity Distribution Agreement will not exceed 10% of the aggregate market value of the then outstanding Common Shares calculated in accordance with section 9.2 of NI 44-102 as at the last trading day of the month before the month in which the first trade under the at-the-market distribution is made. See "Exemptions". The Company or the Agent may suspend the offering of Offered Shares upon proper notice and subject to the terms and conditions set forth in the Equity Distribution Agreement. The Offering will terminate upon the earlier of (i) July 24, 2021, (ii) the issuance and sale of all of the Offered Shares pursuant to the Equity Distribution Agreement, and (iii) termination of the Equity Distribution Agreement as permitted therein. A copy of the Equity Distribution Agreement is available electronically under the Company's profile at www.sedar.com.

The Company has applied to list on the TSX the Offered Shares offered by this Prospectus Supplement. The listing of the Offered Shares will be subject to the Company fulfilling the listing requirements of the TSX.

Settlement for sales of Offered Shares will occur on the second business day following the date on which any sales are made, or on such other date as is agreed by the Company and the Agent to be industry practice for regular-way trading, in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agent may agree upon.

The Company will pay the Agent for its services in acting as agent in the sale of Offered Shares compensation equal to 3% of the gross proceeds from the sales of Offered Shares as well as the reasonable expenses of the Agent, in each case, in connection with the Offering, pursuant to the terms of the Equity Distribution Agreement.

No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

In connection with the sale of the Offered Shares on behalf of the Company, the Agent will be an underwriter as defined in applicable securities legislation in Canada, and the compensation of the Agent will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against, among other things, certain civil liabilities, including liabilities under applicable securities legislation in Canada.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services to the Company and its affiliates, for which services they may in the future receive customary fees.

EXEMPTIONS

Pursuant to a decision document dated August 13, 2019 issued by the British Columbia Securities Commission (as principal regulator on behalf of the securities regulatory authorities in each of the provinces of Canada) and the Ontario Securities Commission (the "ATM Decision"): (a) the Agent and any other registered investment dealer acting as selling agent for the Agent are exempt from the requirement under securities legislation in each of the provinces of Canada to send or deliver to a purchaser of Offered Shares under the Offering the latest prospectus (including any prospectus supplement) and any amendment thereto and, as a result, the withdrawal right and the right of action under applicable securities laws for non-delivery of the Prospectus, as supplemented, will not apply to the Offering; and (b) the Company is exempt from: (i) the requirement to include in this Prospectus Supplement the form of issuer and underwriter certificate prescribed by sections 2.1 and 2.2 of Appendix A of NI 44-102 provided that, among other things, the certificates in the form set out in the ATM Decision is included in this Prospectus Supplement; (ii) the requirement to include in the Prospectus Supplement the statements specified by items 2 and 3 of section 5.5 of NI 44-102, provided that modified statements are included in the Prospectus; and (iii) the requirement to include in this Prospectus Supplement the statement respecting purchasers' statutory rights of withdrawal and remedies for rescission and damages prescribed by Item 20 of Form 44-101F1 – Short Form Prospectus, provided that, among other things, the disclosure set out under the heading "Statutory Rights of Withdrawal and Rescission" is included herein.

The ATM Decision also requires, among other things set out therein, that the Company disclose the number and average selling price of Offered Shares sold, as well as the gross proceeds, commission and net proceeds from sales hereunder in: (i) a report to be filed on SEDAR within seven calendar days after the end of each calendar month during which Offered Shares are sold pursuant to the Offering; and (ii) its annual and interim financial statements and management's discussion and analysis filed on SEDAR.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Bennett Jones LLP, counsel to the Company, and on behalf of the Agent by Stikeman Elliott LLP, counsel to the Agent.

As of the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP is the auditor of the Company. PricewaterhouseCoopers LLP is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal transfer offices in Vancouver, British Columbia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 under the Securities Act of 1933, as amended, relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement.” Statements included or incorporated by reference in this Prospectus Supplement and the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Securities Exchange Act of 1934, the Company is exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download the documents that the Company has filed on the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

This prospectus is a short form base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel & Corporate Secretary of First Mining Gold Corp. at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 24, 2019

FIRST MINING GOLD CORP.

$100,000,000

Common Shares
Preferred Shares
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by First Mining Gold Corp. (the “Company”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $100,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) preferred shares (“Preferred Shares”) in the capital of the Company, issuable in series; (iii) warrants (“Warrants”) to purchase other Securities (as defined below) of the Company; (iv) subscription receipts (“Subscription Receipts”) convertible into other securities of the Company; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Preferred Shares, Warrants, Subscription Receipts, and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; and (v) in the case of Units, the number of Units being offered, the offering price and the number and terms of the Securities comprising the Units. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will or expects to receive, and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter, dealer or agent involved in an “at-the-market distribution”, as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The issued and outstanding Common Shares of the Company trade on the Toronto Stock Exchange (the “Exchange”) under the symbol “FF”, on the OTC-QX under the symbol “FFMGF” and on the Frankfurt Stock Exchange under the symbol “FMG”. On June 21, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the Exchange was $0.205.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

An investment in the Securities is subject to a number of risks. See “Risk Factors” for a more complete discussion of these risks.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Company’s head office address is Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, and its registered office is located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Dr. Christopher Osterman is a director of the Company who resides outside of Canada, and has appointed Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Mr. Keith Neumeyer is a director and the Chairman of the Board of Directors of the Company who resides outside of Canada and has appointed Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in Securities. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

References to “the Company”, “we” or “us” include direct and indirect subsidiaries of the Company, where applicable.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	5

CAUTIONARY NOTE TO US INVESTORS	6

FINANCIAL INFORMATION	6

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	6

DOCUMENTS INCORPORATED BY REFERENCE	6

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8

AVAILABLE INFORMATION	8

SUMMARY OF THE BUSINESS	9

USE OF PROCEEDS	9

CONSOLIDATED CAPITALIZATION OF THE COMPANY	10

PLAN OF DISTRIBUTION	10

DESCRIPTION OF SECURITIES	11

PRIOR SALES	14

TRADING PRICE AND VOLUME	15

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	15

RISK FACTORS	15

EXEMPTION FROM NATIONAL INSTRUMENT 44-102	16

LEGAL MATTERS	16

INTERESTS OF EXPERTS	17

AUDITOR, TRANSFER AGENT AND REGISTRAR	18

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	18

CONTRACTUAL RIGHTS OF RESCISSION	18

GLOSSARY OF MINING TERMS	19

 CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Examples of forward-looking statements in the Prospectus and the documents incorporated by reference herein include, but are not limited to: statements regarding future acquisitions of mineral properties; statements relating to the Company’s belief that the jurisdictions in eastern Canada in which the Company holds mineral properties are mining friendly; the Company’s objective of becoming a mid-tier gold producer; the Company’s strategy of de-risking material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities; the Company’s plan to retain a residual interest in projects in the form of royalties, metal streams, minority interests or equity positions; statements relating to the Company’s vision and strategy; the Company’s intention to eventually pay a dividend to its shareholders; the Company's intention to utilize its management team's expertise to successfully permit and construct producing mines at its material assets; statements relating to the criteria the Company will use when assessing potential acquisitions; the Company’s belief that they will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge; statements regarding the Company's intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and production; the Company’s ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; the Company’s belief that the policies and procedures implemented by the executive management team of the Company provide a safe working environment for all of its employees, consultants, contractors and stakeholders; statements regarding shifts in gold demand; the Company’s intention to continue to make expenditures to ensure compliance with applicable laws and regulations; the Company’s ability to work with the various Indigenous communities in relation to the development of the Company’s projects; the Company’s intention to construct a low-profile, resource access road to connect the Hope Brook Project to the Burgeo Highway or Highway 480; the Company’s intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company’s operations; statements regarding potential increases in the ultimate recovery of gold and silver from its properties, including the Springpole Project; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company’s non-material properties; the Company's intention to complete an updated preliminary economic assessment for the Springpole Project; the Company's intention to advance the permitting process at the Springpole Project, including the proposed submission of an environmental impact statement and the timing of such submission; the Company's intention to continue step-out drilling of the Miller prospect at the Goldlund Project and the goal of establishing an initial resource estimate for such prospect; and the Company’s mineral reserve and mineral resource estimates.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Prospective investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: exploration, development and production risks; operational hazards; global financial conditions; commodity price fluctuations; availability of capital and financing on acceptable terms; the Company’s lack of history of commercially producing metals from mineral exploration properties; the Company’s mineral reserve and resource estimates may not be reliable, or the Company may encounter unexpected or challenging geological, hydrological or mining conditions; the Company’s exploration plans may be delayed or may not succeed; the Company may not be able to obtain or maintain necessary permits or approvals from government authorities; the Company may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays; there may be defects in, or challenges to, title to the Company’s properties; the Company may lose its interest in certain projects if it fails to make certain required payments or minimum expenditures; the Company may be unable to enforce their legal rights under their existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome; accidents or equipment breakdowns may occur; cyclical nature of the mining industry; there may be changes to government regulations or policies, including tax and trade laws and policies; the Company may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates; the Company’s estimates of production, purchases, costs, decommissioning or reclamation expenses, or their tax expense estimates, may prove to be inaccurate; natural phenomena, including inclement weather, fire, flood and earthquakes; the Company’s operations may be disrupted due to problems with its own or customer facilities, the unavailability of reagents or equipment, equipment failure, lack of tailings capacity, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk; future sales by existing shareholders could reduce the market price of the Common Shares; the Company may be adversely affected by currency fluctuations, volatility in securities markets and volatility in mineral prices; the Company’s broad discretion relating to the use of proceeds raised hereunder; the absence of a market through which the Securities, other than the Common Shares, may be sold, and additional factors described under the heading “Risk Factors” in this Prospectus, under the heading “Risks That Can Affect Our Business” in the Company’s annual information form for the year ended December 31, 2018 and under the section “Risks and Uncertainties” in the Company’s management discussion and analysis for the year ended December 31, 2018.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

 CAUTIONARY NOTE TO US INVESTORS

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See “Glossary of Mining Terms” in this Prospectus for a description of certain of the mining terms used in this Prospectus, in any Prospectus Supplement and in the documents incorporated by reference.

 FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”. The high, low and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended December 31 (US$)
	May 31, 2019	2018	2017	2016
High..........	0.7637	0.8138	0.8245	0.7972
Low...........	0.7353	0.7330	0.7276	0.6854
Closing.....	0.7393	0.7330	0.7971	0.7448

On June 21, 2019, the exchange rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada, was C$1.00 = US$0.7569.

 DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference or a copy of the Company’s permanent information record may be obtained on request without charge from the Company’s General Counsel & Corporate Secretary at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, or by accessing the disclosure documents available electronically in Canada on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As at the date hereof, the following documents of the Company, filed with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in the Prospectus, as further described below:

(a)
the annual information form of the Company dated March 29, 2019 for the year ended December 31, 2018, filed on SEDAR on April 1, 2019;

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the independent auditor’s report thereon, filed on SEDAR on April 1, 2019;

(c)
the management’s discussion and analysis of the Company for the year ended December 31, 2018, filed on SEDAR on April 1, 2019;

(d)
the unaudited condensed interim consolidated financial statements of the Company as at and for the period ended March 31, 2019 and March 31, 2018, together with the notes thereto, filed on SEDAR on May 15, 2019;

(e)
the management’s discussion and analysis of the Company for the period ended March 31, 2019, filed on SEDAR on May 15, 2019;

(f)
the management information circular of the Company dated May 15, 2019 distributed in connection with the Company’s annual general meeting of shareholders to be held on June 25, 2019, filed on SEDAR on May 17, 2019; and

(g)
the material change report of the Company dated May 24, 2019 in connection with the closing of a non-brokered private placement offering by the Company (the “Private Placement”), filed on SEDAR on May 24, 2019.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required to be incorporated by reference in a short form prospectus by National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

Upon a new annual information form and related annual audited consolidated financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual audited consolidated financial statements and related management’s discussion and analysis; (ii) all interim consolidated financial statements and related management’s discussion and analysis, all material change reports and all business acquisition reports filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed; and (iii) any business acquisition report for acquisitions completed since the beginning of the financial year in respect of which the new annual information form is filed (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business or related businesses operations are incorporated into the Company’s current annual audited consolidated financial statements) shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon new interim consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim consolidated financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new information circular relating to an annual meeting of shareholders being filed by the Company with applicable securities regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, the information circular for the preceding annual meeting of shareholders and any other information circular filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery has been obtained and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered thereunder.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

 AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

 SUMMARY OF THE BUSINESS

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, while continuing to assess mineral asset acquisition targets on an ongoing basis.

Since initially listing on the TSX Venture Exchange in April 2015, and on the Exchange in June 2017, the Company has completed eight acquisitions and, as a result, has accumulated approximately 7.3 million ounces of gold Measured and Indicated Resources and approximately 3.7 million ounces of gold Inferred Resources in mining friendly jurisdictions in eastern Canada. The following table highlights the Company’s material projects:

Date Acquired	Project	Location

June 16, 2016	Goldlund Gold Project	Northern Ontario, Canada
June 9, 2016	Cameron Gold Project	Northern Ontario, Canada
November 16, 2015	Pickle Crow Gold Project	Northern Ontario, Canada
November 13, 2015	Springpole Gold Project	Northern Ontario, Canada
July 7, 2015	Hope Brook Gold Project	Newfoundland, Canada

Recent Developments

On April 2, 2019, the Company announced the appointment of Mal Karwowska as the Company’s Vice President, Corporate Development and Investor Relations, effective April 1, 2019.

On April 24, 2019, the Company announced the appointment of Ken Engquist as the Company’s Chief Operating Officer, effective April 29, 2019.

On May 16, 2019, the Company announced the closing of the Private Placement, pursuant to which the Company issued 20,412,995 units (“Units”) at a price of $0.27 per Unit, and 5,277,777 flow-through units (“FT Units”) at a price of $0.36 per FT Unit, for aggregate gross proceeds of $7,411,508. Each Unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”), with each such Warrant exercisable to acquire one Common Share at a price of $0.40 per Common Share for a period of three years following the closing date of the Private Placement. Each FT Unit consisted of one Common Share that qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada) and one-half of one Warrant, with each whole Warrant exercisable by the holder on the same terms as those Warrants issued as part of the Units.

On June 12, 2019, the Company announced the commencement of work programs for the Company's Canadian gold assets with a primary focus on the Springpole Project and the Goldlund Project. The intention for the Springpole Project is to complete an updated preliminary economic assessment to incorporate metallurgical work completed in 2018 and 2019 as well as to advance the permitting process through the provincial and federal environmental assessment processes with a goal of submitting a final environmental impact statement in early 2021. At the Goldlund Gold Project, the Company intends to continue step-out drilling at the Miller prospect with the intention of establishing an initial resource estimate and to define the broader regional potential of the project.

More detailed information regarding the business of the Company, its operations and its assets can be found in the Company’s annual information form and other documents which are incorporated in this Prospectus by reference. See “Documents Incorporated by Reference”.

 USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions.

The Company had negative cash flow from operating activities for the financial year ended December 31, 2018. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the proceeds from any offering to fund such negative cash flow. See “Risk Factors – Negative Cash Flow from Operating Activities.”

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

 CONSOLIDATED CAPITALIZATION OF THE COMPANY

The following table summarizes changes in the consolidated capitalization of the Company since the date of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2018:

Description	Authorized	Outstanding as at December 31, 2018	Outstanding as at the date of the Prospectus
Common Shares	Unlimited	558,316,916	584,221,888(1)
Warrants	N/A	20,116,855	32,747,998(1)

Note:

(1) See “Prior Sales”.

 PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Exchange or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities (other than Common Shares) of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

 DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Description of Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete.

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of the Company except separate meetings of the holders of another class or series of shares of the Company. Subject to the preferences accorded to holders of any class of shares of the Company ranking senior to or equal with the Common Shares, the Common Shares are entitled to dividends, if and when declared by the Company’s Board of Directors, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares. There are no provisions discriminating against any existing or prospective holder of the Common Shares as a result of such shareholder owning a substantial number of Common Shares. In addition, non-residents of Canada who hold Common Shares have the same rights as shareholders who are residents of Canada.

Common Shares offered hereunder may be “flow-through shares” within the meaning of the Income Tax Act (Canada). The particular terms and provisions of any such offerings by any Prospectus Supplement will be described in such Prospectus Supplement. Common Shares may be offered separately or together with other Securities.

Description of Preferred Shares

The following is a brief summary of certain general terms and provisions of the Preferred Shares that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement.

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and return of capital and are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

The Company’s Board of Directors is empowered to fix the number of Preferred Shares and the rights to be attached to the Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the Company’s Articles and applicable law, the Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Description of Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

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the designation of the Warrants;

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the aggregate number of Warrants offered and the offering price;

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the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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the exercise price of the Warrants;

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the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

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the designation, number and terms of any Securities with which the Warrants are issued;

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if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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whether such Warrants will be listed on any securities exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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certain material Canadian tax consequences of owning the Warrants; and

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any other material terms and conditions of the Warrants.

Description of Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

●
the number of Subscription Receipts;

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the price at which the Subscription Receipts will be offered;

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the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

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the dates or periods during which the Subscription Receipts are convertible into other Securities;

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the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

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the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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certain material Canadian tax consequences of owning the Subscription Receipts; and

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any other material terms and conditions of the Subscription Receipts.

Description of Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●
the number of Units;

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the price at which the Units will be offered;

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the designation, number and terms of the Securities comprising the Units; whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

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terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

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the date on and after which the Securities comprising the Units will be separately transferable;

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whether the Securities comprising the Units will be listed on any securities exchange;

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whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

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certain material Canadian tax consequences of owning the Units; and

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any other material terms and conditions of the Units.

 PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus:

Date of Issuance	Weighted Average Price Per Common Share($)	Aggregate Number of Common Shares

November 13, 2018 (1)	$0.20	100,000
November 27, 2018 (1)	$0.18	274,000
April 2, 2019 (2)	$0.20	214,200
May 16, 2019 (3)	$0.27	20,412,995
May 16, 2019 (3)	$0.36	5,277,777
	TOTAL	26,750,272

Notes:

(1) Issued pursuant to the exercise of Options.

(2) Issued pursuant to the exercise of Warrants.

(3) Issued pursuant to the Private Placement.

Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus:

Date of Grant	Number of Options Granted	Exercise Price ($)	Expiry Date
July 20, 2018	50,000	$0.425	July 20, 2023
October 16, 2018	1,400,000	$0.400	October 16, 2023
December 10, 2018	12,075,000	$0.400	December 10, 2023
January 7, 2019	5,000,000	$0.400	January 7, 2024
April 1, 2019	750,000	$0.400	April 1, 2024
April 29, 2019	2,000,000	$0.400	April 29, 2024

 TRADING PRICE AND VOLUME

The Common Shares trade on the Exchange under the symbol “FF”. On June 21, 2019, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the Exchange was $0.205. The price range and trading volume of the Common Shares for each month from June 2018 to June 2019, as reported by the Exchange, are set out below:

Month	High	Low	Total Volume
June 1 – 21, 2019	$0.27	$0.205	54,455,977
May 2019	$0.320	$0.250	8,671,170
April 2019	$0.360	$0.270	5,908,800
March 2019	$0.410	$0.310	9,068,200
February 2019	$0.390	$0.325	5,622,000
January 2019	$0.395	$0.310	19,972,000
December 2018	$0.265	$0.210	16,631,200
November 2018	$0.300	$0.255	8,843,500
October 2018	$0.385	$0.285	10,143,800
September 2018	$0.370	$0.330	12,576,200
August 2018	$0.435	$0.345	11,097,300
July 2018	$0.450	$0.410	11,417,100
June 2018	$0.495	$0.435	13,693,300

 CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

 RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the Company’s most recent annual information form under the heading “Risks That Can Affect Our Business”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

Negative Cash Flow from Operating Activities

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Company’s securities, which could cause investors to lose part or all of their investment.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

There is no public market for the Preferred Shares, Warrants, Subscription Receipts, or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchanges. If the Preferred Shares, Warrants, Subscription Receipts, or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Warrants, Subscription Receipts, or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the Exchange or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the Exchange or any other stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the Exchange or any other stock exchange. There can be no assurance of the price at which the Common Shares or any other Securities offered hereunder that become listed and posted for trading on the Exchange or any other stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any Securities of the Company issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of the Company issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The Company has Broad Discretion in the Use of the Net Proceeds from this Offering

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

 EXEMPTION FROM NATIONAL INSTRUMENT 44-102

Pursuant to a decision of the Autorité des marchés financiers dated May 27, 2019, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

 LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Company by its external legal counsel, Bennett Jones LLP as to Canadian legal matters and Dorsey & Whitney LLP, as to United States legal matters. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Mr. Keith Neumeyer and Dr. Christopher Osterman, each a director of the Company, reside outside of Canada. Mr. Neumeyer and Dr. Osterman have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Keith Neumeyer	Bennett Jones LLP 2500 Park Place – 666 Burrard Street Vancouver, British Columbia V6C 2X8
Christopher Osterman	Bennett Jones LLP 2500 Park Place – 666 Burrard Street Vancouver, British Columbia V6C 2X8

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process

 INTERESTS OF EXPERTS

All technical and scientific information discussed in this Prospectus, any Prospectus Supplement or any documents incorporated by reference herein, including mineral resource estimates for the Company’s material properties, and all technical and scientific information for the Company’s other non-material projects, has been reviewed and approved by Dr. Christopher Osterman, Ph.D., P.Geo., a director of the Company who is a qualified person for the purposes of NI 43-101.

The following individuals prepared the NI 43-101 technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada” dated October 16, 2017 with an effective date of June 6, 2017:

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Dr. Gilles Arseneau, Ph.D., P.Geo., Associate Consultant (Geology), of SRK Consulting (Canada) Inc.;

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Dr. Adrian Dance, Ph.D., P.Eng., Principal Consultant (Metallurgy), of SRK Consulting (Canada) Inc.;

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Victor Munoz, P.Eng., M.Eng., Senior Consultant (Water Resources Engineering), of SRK Consulting (Canada) Inc.;

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Grant Carlson, P.Eng., Senior Consultant (Mining), of SRK Consulting (Canada) Inc.;

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Neil Winkelmann, FAusIMM, Principal Consultant (Mining), of SRK Consulting (Canada) Inc.;

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Bruce Andrew Murphy, P.Eng., Principal Consultant (Geotechnical), of SRK Consulting (Canada) Inc.;

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Michael Royle, M.App.Sci., P.Geo., Principal Consultant (Hydrogeology), of SRK Consulting (Canada) Inc.; and

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Mark Liskowich, P.Geo., Principal Consultant (Environmental), of SRK Consulting (Canada) Inc.

Todd McCracken, P.Geo., Manager – Mining of WSP Canada Inc., prepared the NI 43-101 technical report entitled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario” dated April 1, 2019 with an effective date of March 15, 2019.

Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, and Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, Principal Consultants of Optiro Pty Limited, prepared the NI 43-101 technical report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” with an effective date of January 17, 2017.

B. Terrence Hennessey, P.Geo., of Micon International Limited, prepared the NI 43-101 technical report entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” dated June 15, 2018 with an effective date of August 31, 2016.

Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited, prepared the NI 43-101 technical report entitled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” dated November 20, 2015 with an effective date of January 12, 2015.

Each of the abovementioned firms or persons hold, as either a registered or beneficial holder, less than one percent of the outstanding securities of First Mining or of any associate or affiliate of First Mining. None of the aforementioned firms or persons received any direct or indirect interest in any securities of First Mining or of any associate or affiliate of First Mining in connection with the preparation and review of any technical report. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms or persons, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Dr. Christopher Osterman, a director of the Company.

The partners and associates of Bennett Jones LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of the Corporation’s securities.

 AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, chartered professional accountants, who have audited the Company’s 2018 annual consolidated financial statements. PricewaterhouseCoopers LLP have confirmed they are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board (U.S.). They are located at Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal transfer office in Vancouver, British Columbia.

 ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

 CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Subscription Receipt or Warrant, as the case may be, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

 GLOSSARY OF MINING TERMS

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”).

Mineral Resource
The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person
The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Up to $15,000,000 of

FIRST MINING GOLD CORP.

Common Shares

PROSPECTUS SUPPLEMENT

Cantor Fitzgerald Canada Corporation

August 19, 2019